FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period July 5, 2006

SANPAOLO IMI S.p.A.

(Exact name of registrant as specified in its charter)

Piazza San Carlo 156

10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

SANPAOLO IMI GROUP

NEWS RELEASE

Press release pursuant to art. 2.6.2 paragraph 10 of Market Rules:

S&P raises SANPAOLO IMI rating to AA-/A-1+

Turin, 5 July 2006 – SANPAOLO IMI confirms that Standard & Poor’s Ratings Services said today that it has raised its rating to AA-/A-1+  from A+/A-1 on SANPAOLO IMI S.p.A., with outlook stable.

The Agency had put the Group’s rating under observation for a possible upgrade at the end of 2004.

Today’s upgrade from Standard and Poor’s reflects the improvement in profitability achieved by the Group in the last three years, while maintaining a low risk profile and sound balance sheet.

The same action has also been taken for the principal companies of the Group which also have a rating attributed by Standard and Poor’s: Banca IMI, Banca Fideuram, Banca OPI and Cassa di Risparmio in Bologna.

The report from Standard and Poor’s also highlights the very strong domestic franchise, a proven track record in risk management, and a capital position which compares well with international peers.

RELAZIONI ESTERNE	INVESTOR RELATIONS
Filippo Vecchio	Dean Quinn
Tel: +39 011 555 7747	Tel: +39 011 555 2593
e: infomedia@sanpaoloimi.com	e: investor.relations@sanpaoloimi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:

/s/ James Ball

Name: James Ball

Title: Head of International Strategy, London Branch

Date: July 5, 2006